Exhibit 99.2

TotalEnergies’ answer to the European Parliament

Paris, October 7, 2022 - Following the adoption of a resolution on the Tilenga and EACOP projects by the European Parliament on September,15, 2022, Patrick Pouyanné, CEO and chairman of TotalEnergies, has sent the following attached letter to the President of the European Parliament, Ms. Roberta Metsola. As a result, TotalEnergies will not be represented at the hearing organised by the Human Rights sub-commission on October 10.

If, as one might expect within the framework of contradictory debate respecting the fundamental principles of the institutions of our democracies, TotalEnergies had been consulted prior to the passing of this resolution, the Company could have informed the Parliament the inaccuracy of many elements which are based on serious and unfounded allegations. Unfortunately, it is now too late for this contradictory debate to take place as the European Parliament adopted this resolution without even hearing the Company.

TotalEnergies would like to point out that all partners are committed to putting environmental and biodiversity issues as well as the rights of the communities concerned at the centre of the project, in accordance with the most stringent international standards (IFC).

This project is a major development for Uganda and Tanzania, and we are doing our utmost to ensure that it is exemplary in terms of transparency, shared prosperity, economic and social progress, sustainable development and protecting the environment and human rights.

You can find a whole range of information on the implementation of the project here.

Below is the letter:

“Dear Ms Metsola,

I have been informed that the European Parliament last week deliberated on and then adopted, in just forty-eight hours, a resolution denouncing human rights abuses supposedly connected to the project to develop subsurface resources in Uganda, linked to infrastructure through Tanzania, led by TotalEnergies.

I very much regret that the Company and, by extension, its 105,000 employees should be publicly accused in this way by your institution, without being approached at any point for a prior adversarial discussion. I cannot help but feel that your Assembly should reach its opinions on subjects that it is free to select itself completely independently. It seems to me that, in this case, the adversarial principle on which the rule of law is based has not been respected in any way whatsoever. And I consider that the Parliament’s adoption of resolutions containing factual inexactitudes, and statements based on unfounded allegations, some serious, to be most damaging.

To cite just one example, if we had been asked for explanations, we would have been able to inform the Parliament that the project does not raise the "risk", and even less an “imminent” one of the displacement of 100,000 people. In fact, 723 households, numbering some 5,000 people, will be rehomed nearby in higher quality housing; other people affected because they own or farm land covered by the project have naturally been taken into account in the compensation procedure.

The fact that the Subcommittee on Human Rights decided to extend an invitation to me after the fact, to express myself when the decision had already been taken, for a duration of “eight minutes” (according to the terms of the invitation), does not in any way correct the situation created by this deliberation, because the adversarial principle can scarcely apply retroactively. You will understand that I do not intend to accept the invitation under these circumstances.

Please accept, Madam, the assurance of my highest consideration.

Patrick Pouyanné”